[CORRESPONDENCE]

United States Cellular Corporation
8410 W. Bryn Mawr Avenue
Chicago, Illinois 60631

(773) 399-8900

August 30, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             United States Cellular Corporation

Amendment No. 1 to Registration Statement on Form S-3

Dear Sir or Madam:

On behalf of United States Cellular Corporation, a Delaware corporation (the “Company”), a subsidiary of Telephone and Data Systems, Inc., transmitted on the date hereof through the EDGAR electronic filing system is Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-188971).

The Company filed the initial Registration Statement on May 31, 2013.  Based on a call on June 7, 2013 from Mr. Brandon Hill of the staff to the Company’s counsel, Alfred N. Sacha of Sidley Austin LLP, the Company has removed clause (iii) that was in footnote (1) to the Calculation of Registration Fee Table on the cover page of the initial Registration Statement.  In addition, the Company has updated other information through the current date.  Mr. Hill also advised Mr. Sacha that it would be necessary for the Company to clear then-outstanding comments from the Staff on the Company’s Form 10-K for the year ended December 31, 2012 and Form 10-Q dated March 31, 2013 before seeking acceleration of the effective date of the Registration Statement.  The Company has now received a letter from the Staff on August 23, 2013 indicating that the Staff had completed its review of such filings.  Accordingly, the Company is filing this Amendment No. 1 at this time and, subject to the Staff having no further comments on this Registration Statement, is prepared to request acceleration.

If you wish to discuss the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please call Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939.  Thank you.

Very truly yours,

UNITED STATES CELLULAR CORPORATION

By:	/s/ Douglas D. Shuma
Douglas D. Shuma
Chief Accounting Officer